UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                           Far East Energy Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                    307325100
                                 (CUSIP Number)


John Springsteen, 400 N. Sam Houston Parkway E., Suite 205, Houston, Texas 77060
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 April 17, 2002
                                 --------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).

                                 SCHEDULE 13D
CUSIP No.  307325100                                               Page 2 of 3

------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Jawaharlal Gondi

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) ( )
                                                                       (B) (X)

------------------------------------------------------------------------------
3)  SEC USE ONLY


------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[ ]


------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Canada

------------------------------------------------------------------------------
NUMBER OF                       7)  SOLE VOTING POWER               7,000,000
SHARES                          ----------------------------------------------
BENEFICIALLY                    8)  SHARED VOTING POWER                     0
OWNED BY                        ----------------------------------------------
EACH                            9)  SOLE DISPOSITIVE POWER          7,000,000
REPORTING                       ----------------------------------------------
PERSON WITH                     10)  SHARED DISPOSITIVE POWER               0

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  7,000,000

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                     ( )

------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    15.3%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

Item 1.     Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Far East Energy Corporation, a Nevada corporation, with principal executive offices at 400 N. Sam Houston Parkway E., Suite 205, Houston, Texas 77060 (the "Company").

Item 2.     Identity and Background

This statement is filed by Jawaharlal Gondi who is a citizen of Canada and a resident of the United Kingdom. Mr. Gondi serves chief executive officer, chairman and a director of the Company and his business address is 400 N. Sam Houston Parkway E., Suite 205, Houston, Texas 77060.

Mr. Gondi has not, during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

On April 17, 2002, John Green, the Company's former president, transferred Eighteen Million (18,000,000) shares ("Shares") of the Company's Common Stock (post forward stock split) to twenty (20) persons ("Recipients"). Mr. Gondi was one of these Recipients and received the Seven Million (7,000,000) shares listed in this Schedule 13D in exchange for services rendered, and to be rendered, by him to the Company.

Item 4.     Purpose of Transaction

Mr. Jawaharlal Gondi effected his transaction as a long term investment and in connection with the assumption of his position as chairman, chief executive officer, and a director of the Company.

Item 5.     Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Gondi may be found in rows 11 and 13 of the cover pages. The powers Mr. Gondi has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from Mr. Gondi has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to Be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2002

/s/ Jawaharlal Gondi
Jawaharlal Gondi


                                      3